UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 15, 2018

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the minutes of the 2018 Annual General Meeting of Shareholders held on May 23, 2018.

Exhibit

1.	Minutes of the 2018 Annual General Meeting of Shareholders of Textainer Group Holdings Limited held on May 23, 2018.

Exhibit 1

Textainer Group Holdings Limited

MINUTES OF

THE 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On Wednesday, May 23, 2018, at 9:00 a.m. (local time), Textainer Group Holdings Limited, a Bermuda company (the “Company”), held its 2018 Annual General Meeting of Shareholders (the “2018 Annual Meeting”) at The Fairmont Southampton, 101 South Shore Road, Southampton, Bermuda. The close of business on April 2, 2018 was fixed as the record date for determining the holders of record (the “Shareholders”) of the Company’s common shares, $0.01 par value per share (“Common Shares”), entitled to notice of and to vote at the 2018 Annual Meeting (including any postponement or adjournment(s) thereof). Notice of the 2018 Annual Meeting was given to the Shareholders pursuant to a Notice of 2018 Annual General Meeting of Shareholders dated April 23, 2018, which, together with the accompanying Proxy Statement and the accompanying Proxy Card, was first mailed to the Shareholders on or about April 23, 2018. As of April 2, 2018, there were 57,099,249 Common Shares issued and outstanding. A total of 47,528,547 Common Shares issued and outstanding as of April 2, 2018 were present in person or by proxy at the 2018 Annual Meeting, representing 83.2% of the total Common Shares issued and outstanding as of April 2, 2018.

CHAIRMAN AND SECRETARY

Hyman Shwiel served as chairman of the 2018 Annual Meeting (the “Chairman”) and Dan Cohen, Assistant Company Secretary, served as secretary of the 2018 Annual Meeting.

CONFIRMATION OF NOTICE AND QUORUM

The Chairman confirmed that notice of the 2018 Annual Meeting had been given to all of the Shareholders and that a quorum was present.

THE MEETING

The Chairman then proposed for consideration by the Shareholders the following resolutions, each of which was duly adopted as indicated below:

PROPOSAL ONE: APPROVAL OF ELECTION OF CLASS II DIRECTORS

WHEREAS, based upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated each of the following individuals to stand for election, in each case, as a Class II director of the Company, at the 2018 Annual Meeting:

Mr. Philip J. Brewer

Mr. Hennie Van der Merwe

RESOLVED, that Mr. Philip K. Brewer be, and hereby is, re-elected as a Class II director of the Company;

For: 17,315,738 Common Shares, representing 77.37% of the Common Shares issued and outstanding as of April 2, 2018 present in person or by proxy and voting thereon.

Against: 4,896,959 Common Shares, representing 21.88% of the Common Shares issued and outstanding as of April 2, 2018 present in person or by proxy and voting thereon.

Abstain and non-votes: 25,315,850 Common Shares, representing 53.26% of the Common Shares issued and outstanding as of April 2, 2018 present in person or by proxy.

RESOLVED FURTHER, that Mr. Hennie Van der Merwe be, and hereby is, elected as a Class II director of the Company;

For: 14,663,674 Common Shares, representing 65.52% of the Common Shares issued and outstanding as of April 2, 2018 present in person or by proxy and voting thereon.

Against: 7,548,676 Common Shares, representing 33.73% of the Common Shares issued and outstanding as of April 2, 2018 present in person or by proxy and voting thereon.

Abstain and non-votes: 25,316,197 Common Shares, representing 53.26% of the Common Shares issued and outstanding as of April 2, 2018 present in person or by proxy.

PROPOSAL TWO: APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

WHEREAS, the Board of Directors of the Company has approved the annual audited financial statements of the Company for the fiscal year ended December 31, 2017, a copy of which is included in the Company’s 2017 Annual Report to Shareholders and laid before the Shareholders at the 2018 Annual Meeting (the “2017 Financial Statements”).

RESOLVED, that the 2017 Financial Statements, as included in the Company’s 2017 Annual Report to Shareholders be, and they hereby are, approved.

For: 41,887,867 Common Shares, representing 99.14% of the Common Shares issued and outstanding as of April 2, 2018 present in person or by proxy and voting thereon.

Against: 139,043 Common Shares, representing 0.33% of the Common Shares issued and outstanding as of April 2, 2018 present in person or by proxy and voting thereon.

Abstain and non-votes: 5,501,637 Common Shares, representing 11.58% of the Common Shares issued and outstanding as of April 2, 2018 present in person or by proxy.

PROPOSAL THREE: APPROVAL OF RE-APPOINTMENT OF KPMG LLP AS

INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018

AND AUTHORIZATION FOR THE BOARD OF DIRECTORS, ACTING THROUGH

THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF THE INDEPENDENT

AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018

WHEREAS, the Board of Directors has ratified the approval of the Audit Committee of the Board of Directors (the “Audit Committee”) of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2018.

RESOLVED, that the re-appointment of KPMG LLP to act as the Company’s independent auditors for the fiscal year ending December 31, 2018 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2018 be, and they hereby, are approved.

For: 46,893,598 Common Shares, representing 98.67% of the Common Shares issued and outstanding as of April 2, 2018 present in person or by proxy and voting thereon.

Against: 414,759 Common Shares, representing 0.87% of the Common Shares issued and outstanding as of April 2, 2018 present in person or by proxy and voting thereon.

Abstain: 220,190 Common Shares, representing 0.46% of the Common Shares issued and outstanding as of April 2, 2018 present in person or by proxy and voting thereon.

OTHER BUSINESS

No other business was brought before the meeting.

CLOSE OF MEETING

There being no further business, the 2018 Annual Meeting then concluded.

Minutes prepared by:	Confirmed by:

/s/ Dan Cohen	/s/ Hyman Shwiel
Dan Cohen Assistant Company Secretary Date: June 15, 2018	Hyman Shwiel Chairman Date: June 15, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Textainer Group Holdings Limited

Date:	June 15, 2018	/s/ Philip K. Brewer
Philip K. Brewer President and Chief Executive Officer